Mail Stop 3561

May 4, 2006

Tom Liu
Chairman and CEO
Chilco River Holdings, Inc.
355 Lemon Ave., Suite C
Walnut, CA 91789

      Re: Chilco River Holdings, Inc.
              Amendment No. 1 to the Registration Statement on Form SB-2
              Filed April 13, 2006
              File No. 333-131946

Dear Mr. Liu:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Cover Page

1. We note your response to comment 4 of our letter dated March 17, 2006. However, we continue to note your use of parenthetical phrases where the meaning is clear from the context. For example, you define National Association of Security Dealers as ("NASD") on page 1, the Over-the-Counter Bulletin Board as ("OTCBB") on page 1 and Chilco River Holdings as ("we," "us," "Chilco," or "our company") on page 3. These are examples only, please review your entire prospectus and revise. See Rule 421(c) of Regulation C.

Our Mineral Exploration Business, page 33

2. We note your response to comment 14 of our letter dated March 17, 2006. Essentially, in response to our prior comments 3 and 14 you have responded that you have exited the mineral exploration business and have abandoned the PEG claim. Nevertheless, we note your statement on page 33 that you "currently own

all rights, title and interest in one property located in British Canada." Further, in the same paragraph we note your statement that since your inception, you "have been engaged in the business of acquiring mineral exploration properties." If you have exited the mineral exploration business, please revise your disclosure to reflect this fact. If you have not fully exited, please revise your disclosure in accordance with our relevant comments contained in our letter dated March 17, 2006.

Acquisition of Bruce Hotel and Casino, page 34

3. We note your response to comment 17 of our letter dated March 17, 2006. While it is helpful for investors to know that the acquisition was at arms-length, our prior comment 17 concerned whether the acquisition was from unaffiliated parties. For this reason, we reissue our prior comment 17.

Stock Subscription Agreement, page 36

4. We note your response to comment 18 of our letter dated March 17, 2006. In this regard, please provide a fuller discussion of the "certain debt obligations" and identify the "lenders."

Bruce Hotel and Casino Business, page 38

5. We note your response to comment 23 of our letter dated March 9, 2006. We further note the inclusion in your disclosure of your hotel occupancy rate. Please revise your disclosure in accordance with the remainder of our prior comment 23 concerning whether you are subject to seasonal fluctuations in your business and whether you rent office space to others or if the office space indicated is for your corporate offices only.

Liquidity and Capital Resources, page 41

6. We note your response to our prior comment #28. However, due to the fact that you did not address all of the issues raised, we reissue our prior comment.

7. We have reviewed your reports and documents filed subsequent to the acquisition. We note that your disclosures regarding your ability to finance and complete the renovations of your casino, gaming room and restaurant in a timely manner do not appear to have improved substantially through the current date. That is, as this is the second quarter of fiscal 2006, it appears that you should be better able to estimate the likelihood of reopening your casino, gaming room and restaurant in the second half of fiscal 2006. You know that you require approximately $4,200,000 to renovate and reopen the gaming room. Disclose the additional amounts you require to renovate your restaurants and any other areas as well.

You know that you sold approximately $2,000,000 in "units" although only a portion of that amount had been received in cash as of the most recent balance sheet presented. Further, only half of the proceeds received for the units have been allocated to renovation of the casino floor.   Please update the disclosures in your next amendment to provide your most current estimates regarding your progress to date toward reopening each of these areas in fiscal 2006. When preparing your estimates, you should take into account the time necessary to complete the actual renovation process and to hire and train adequate staff, as well as the likelihood of acquiring adequate financing for your activities.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-5

8. One of the components of revenues is not captioned. We assume that the first line item in under this heading should be captioned "Casino." Please revise, as appropriate.

9. Please provide us with a schedule of the material components of other income/gains and other expenses/losses for each period presented.

Note 1. Business Organization and Reorganization, page F-8

10. Refer to your response to our prior comment 43. Although Chilco River Holdings has participated in a reverse acquisition and the historical financial statements of Kubuk are now considered to be those of Chilco River Holdings, Inc., please respond to our previous comment. Prior to the acquisition, Chilco River Holdings agreed to make advance royalty payments of $25,000 each year commencing November 3, 2006 until the commencement of commercial production. Regardless of whether you have suspended any mineral exploration effort with respect to these claims, it appears that the sellers (Nicholson & Associates Natural Resource Development, Inc.) may have reason to look to the combined and/or successor entity for payment of the advance royalty payments due under the Sale and Acquisition Agreement. For that reason, it appears that this contingent obligation should be disclosed whether or not the historical financial statements of the pre-acquisition entity are included in the filing. Please revise or provide support for your apparent conclusion that the sellers will not attempt to exercise their legal rights under the sales contract.

Note 9. Share-Based Consulting Payment, page F-17

11. It appears that you have issued all of the shares to Clear Channel upon entering into the contract and that these shares are non-forfeitable. Please clarify in the

filing. In addition, if our assumptions are correct, please explain the business reasons for structuring a three year service contract in this manner.

<u>Exhibit 5.1</u>

12. We note your response to comment 49 of our letter dated March 17, 2006. We also note the assumption and qualifications to your opinion. Please revise to clearly state that the shares will be validly issued, duly authorized, fully paid and non-assessable when issued under the laws of the State of Nevada.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone, Accountant, at (202) 551-3312 or Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kenneth G. Sam
        Dorsey & Whitney LLP
        Via Fax (303) 629-3450